Nymox Pharmaceutical Corporation
9900 Cavendish Blvd.
St. Laurent, QC, Canada

July 31, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:	Jeffrey P. Riedler
Austin Stephenson

Re:	Nymox Pharmaceutical Corporation
Form 20-F for the Fiscal year Ended December 31, 2012
Filed March 15, 2013
File No. 001-12033

  Dear Sirs:

This letter is being submitted in response to the comment letter dated July 24, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 20-F of Nymox Pharmaceutical Corporation (the “Corporation”) filed with the Commission on March 15, 2013 for the fiscal year ended December 31, 2012 (SEC File No. 001-12033) (the “Form 20-F”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Corporation’s responses to a particular comment set out immediately underneath. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Form 20-F.

Item 4
NX-1207 for Enlarged Prostate (BPH), page 14

1.

We note your response to our prior comment 1 and reissue the comment in part. In addition to your proposed disclosure, please provide the following regarding the license and collaboration agreement with Recordati:

the total aggregate amount of additional milestone payments you may receive in the future under the agreement; and the provisions of the agreement governing its early termination.

Response

In response to the Staff’s comments, the Corporation proposes to add the following disclosure under the heading “NX-1207 for Enlarged Prostate (BPH)” in its future annual report filings:

“The agreement provides for a milestone payment by Recordati upon first obtaining a marketing authorization for the product for the BPH indication in the EU as well as incremental commercial sales milestone payments upon achieving successive annual net sales milestones for the product. The agreement does not provide a cap on aggregate milestone payments but milestone payment obligations are subject to achieving regulatory approval in the EU and reaching specified annual net sales thresholds.

Early termination of the agreement may occur upon a failure by a party to make any payment when due, following any other uncured material breach of any material representations, warranties, covenants or obligations, or upon the bankruptcy or insolvency of either party. In addition, Recordati may terminate the agreement if it reasonably determines that it cannot market, distribute or sell the NX-1207 drug product within the Licensed Territory on a profitable basis or if Recordati is otherwise unable to obtain required regulatory approvals for the NX-1207 drug product based on commercially reasonable efforts (including with respect to labeling).”

Patents and Intellectual Property Rights, pages 21-22

2.

We note your response to our prior comment 2 and reissue the comment in part. In addition to your proposed disclosure, please provide the following information for the three issued U.S. patents covering NX-1207:

the date on which each individual patent expires; and the type of patent protection afforded by each individual patent.

Please provide us with the revised proposed disclosure to be included in your future annual reports when you respond to this comment letter.

Response

In response to the Staff’s comments, the Corporation proposes to disclose the following under the heading “Patents and Intellectual Property Rights” in its future annual report filings:

“The Corporation has issued U.S. patents covering NX-1207 that relate to the composition of the compound and its methods of use. The earliest expiry date for these U.S. patents is in 2022. Under current U.S. laws, if NX-1207 is approved for marketing by the FDA, the product may be eligible for a patent term extension of up to five years, depending on the duration of the regulatory testing and review phases prior to FDA approval, as well as up to five years of data exclusivity protection.”

The Corporation hereby acknowledges that:

  the Corporation is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

  the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses, please do not hesitate to call me at (514) 332-3222.

Very truly yours,

/s/ Roy Wolvin
Roy Wolvin

Chief Financial Officer

cc:	Jack Gemmell, Nymox Pharmaceutical Corporation
Jason Comerford, Osler, Hoskin & Harcourt LLP